SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                               Amendment No. 1 to

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                CHILDROBICS, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    168814101
                                 (CUSIP Number)



                              Josef B. Volman, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500
                     ---------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 30, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                Page 1 of 3 pages


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Item 7.           Material to be Filed as Exhibits.

     This Amendment No. 1 to Schedule 13D originally filed on October 10, 1996 is being filed to include the exhibit thereto which was inadvertently omitted.

     (a) Merger Agreement, dated September 30, 1996, among Just Kiddie Rides, Inc., Gerard A. Reda, Just Kiddie Acquisition Corp., and Childrobics, Inc.



                                Page 2 of 3 pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 24, 1996                                    /s/ Gerard A. Reda
                                                            -------------------
                                                                Gerard A. Reda


                                Page 3 of 3 pages

                                  EXHIBIT INDEX



     1. Merger Agreement, dated September 30, 1996, among Just Kiddie Rides, Inc., Gerard A. Reda, Just Kiddie Acquisition Corp., and Childrobics, Inc.